SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                                  June 3, 2004

                                 CORUS GROUP plc
                 (Translation of Registrant's Name into English)

                                   30 Millbank
                             London SW1P 4WY England
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                          Form 20-F X      Form 40-F
                                   ---              ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                 Yes       No X
                                    ---      ---

 (Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders)

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                 Yes       No X
                                    ---      ---

 (Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and is not distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other
                          Commission filing on EDGAR.)

  Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                                 Yes       No X
                                    ---      ---

 (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 - _____)

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        CORUS GROUP plc



Date: June 3, 2004                      By    Theresa Robinson
    --------------                            ----------------

                                              Name: Mrs T Robinson
                                              Group Secretariat Co-ordinator

3 June 2004


Corus Group plc


Directors interests in shares


As part of the leveraged equity acquisition plan ("LEAP") approved by shareholders at the Annual General Meeting on 22 April 2004, in addition to 50% of their annual bonus being in deferred shares in the LEAP, participants may contribute an additional amount from their own resources, the maximum under both being limited to 60% of annual salary.

Mr Philippe Varin has contributed the additional sum of (pound)173,381 including the proceeds of the sale of 424,321 ordinary shares of 10p in Corus Group plc on 28 May at a price of 34.25p per share. At the same time, the Employee Trust which manages the LEAP has purchased with funds provided by Mr Varin 521,316 ordinary shares of 10p in Corus Group plc on 28 May at a price of 34.25p per share.

Mr David Lloyd has contributed the additional sum of (pound)21,373 and the Employee Trust which manages the LEAP has purchased with funds provided by Mr Lloyd 62,402 ordinary shares of 10p in Corus Group plc on 28 May at a price of 34.25p per share.

Following this notification, the directors shareholdings are:

--------------------------------------------------------------------------------
Mr Philippe Varin                                       1,832,703
--------------------------------------------------------------------------------
Mr David Lloyd                                            168,279
--------------------------------------------------------------------------------

End